EXHIBIT 99.1

MAG Announces Third Quarter Production From Juanicipio

VANCOUVER, British Columbia, Oct. 25, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the third quarter (“Q3”) ended September 30, 2023. Ramp up of the Juanicipio plant continued to be the focus during the quarter with the plant reaching its target milling rate of 4,000 tonnes per day (“tpd”) in September, marking a step change in performance relative to the comparative quarter and a successful transition to a fully independent producer.

As Juanicipio ramped up its operations and transitioned to full capacity, there was a progressive reduction of Juanicipio’s reliance on the nearby Fresnillo and Saucito plants (100% owned by Fresnillo). Notably, no feed was supplied to these plants in both August and September. This transition had a direct impact on total milling and, consequently, overall production for the quarter. Positively, this was partially offset by higher grade feed and continued efforts to optimize the Juanicipio plant as it ramped up to full capacity.

As reported to MAG by the project operator Fresnillo, a total of 322,249 tonnes of mineralized material was processed across the Juanicipio and Saucito plants. The average silver head grade for the quarter was 523 grams per tonne (“g/t”). Preliminary production estimates for the quarter, before any adjustments from offtake agreements, totaled 4.8 million silver ounces and 9,444 gold ounces. MAG expects to release its comprehensive financial and operational results on November 10, 2023.

Comparative production highlights (100% basis):

		Q3 2023**	Q2 2023*	% Chg	Q3 2022^	% Chg
Material processed	t	322,249	377,719	-14.7	180,808	78.3

Head grades
Silver	g/t	523	498	5	513	1.9
Gold	g/t	1.32	1.25	5.6	1.22	8.2

Production
Silver	koz	4,782	5,275	-9.3	2,617	82.7
Gold	oz	9,444	10,639	-11.2	5,422	74.2
* Includes material processed at the Fresnillo, Saucito and Juanicipio beneficiation plants.
** Includes material processed at the Saucito and Juanicipio beneficiation plants.
^ Material processed exclusively at the Fresnillo and Saucito beneficiation plants.

“Juanicipio reaching its design capacity and transitioning to a stand-alone operation is a testament to the team's dedication and hard work. This significant step forward not only showcases Juanicipio's place as a cornerstone asset for MAG, but also solidifies MAG's stature as a premier silver producer,” said George Paspalas, MAG Silver’s President and CEO. “Our focus is now on ongoing project optimization leading to robust cash flow generation and delivering exceptional value to our stakeholders.”

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG Silver is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day (tpd) Juanicipio mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG Silver is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder project, located in the historically prolific Abitibi region of Canada.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399	Website:	www.magsilver.com
Toll Free: (866) 630-1399	Email:	info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q3, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.